As filed with the Securities and Exchange Commission on November 19, 2010

Registration No. 333-156635

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

THE9 LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A

(Translation of issuer's name into English)
CAYMAN ISLANDS
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. No. 333- 120814).

_______________________

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet
Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of ________, 2010 among The9 Limited, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among The9 Limited and The Bank of New York Mellon (formerly known as “The Bank of New York”) relating to pre-release activities - Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, November 19 2010.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares of The9 Limited.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, The9 Limited has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Shanghai, People's Republic of China on November 19, 2010.

The9 Limited

By:

/s/ Jun Zhu

Name:  Jun Zhu
Title:    Chairman of the Board
             and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on November 19, 2010.

/s/ Jun Zhu

/s/ George Lai

Name:  Jun Zhu

Name: George Lai

Title:  Chairman of the Board and Chief

Title: Chief Financial Officer

Executive Officer

(Principal Financial and Accounting Officer)

(Principal Executive Officer)

                    *

                    *

Name: Cheung Kin Au-Yeung

Name: Chao Y. Wang

Title: Director

Title: Director

                   *

                     *

Name: Davin Alexander Mackenzie

Name: Ka Keung Yeung

Title: Director

Title: Director

* By: /s/ Jun Zhu

Jun Zhu

Attorney-in-fact

Authorized Representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No.2 to the Registration Statement on Form F-6 has been signed by the undersigned as the duly authorized representative in the United States of  The9 Limited on November 19, 2010.

                              *

Name: Donald J. Puglisi

Title: Managing Director

For and on behalf of Puglisi & Associates,

the Authorized U.S. Representative

* By:  /s/ Jun Zhu

Jun Zhu

Attorney-in-fact

INDEX TO EXHIBITS
Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of ____________, 2010 among The9 Limited, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.